EXHIBIT 99(a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2010
Operating revenues	$9,406
Fuel, purchased power and delivery fees	(3,324)
Net gain from commodity hedging and trading activities	1,821
Operating costs	(1,408)
Depreciation and amortization	(1,689)
Selling, general and administrative expenses	(1,009)
Franchise and revenue-based taxes	(296)
Other income	224
Other deductions	(97)
Interest income	54
Interest expense and related charges	(3,199)

Income before income taxes and equity in earnings of unconsolidated subsidiaries	483

Income tax expense	(237)

Equity in earnings of unconsolidated subsidiaries (net of tax)	63

Net income	309

Net loss attributable to noncontrolling interests	(52)

Net income attributable to EFH Corp.	$257